FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of February 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:February 08, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 08 February 2007
                            Final Results

Exhibit 99


                        FOURTH QUARTER AND ANNUAL RESULTS 2006

KEY FINANCIALS

(unaudited)


     Fourth Quarter 2006                         EUR million                             Full Year 2006
Current   Current   Constant                                                     Current   Current   Constant
rates     rates     rates                                                         rates     rates     rates
                               Continuing operations:
9 727      0%        3%        Turnover                                          39 642      3%        3%
1 062      5%       10%        Operating profit                                   5 408      7%        6%
1 042     20%       25%        Pre-tax profit                                     4 831      7%        7%
  898     30%       35%        Net profit from continuing operations              3 685     10%       10%
2 100    185%      195%        Net profit from total operations                   5 015     26%       26%

 0.29     31%       35%        EPS from continuing operations (Euros)              1.19     11%       10%
 0.71    196%      206%        EPS from total operations (Euros)                   1.65     27%       27%

HIGHLIGHTS

       Focus on business priorities results in growth across all regions

         Change programme delivering improved operational effectiveness

Full Year Financials

-  Underlying sales growth of 3.8%.

-  Operating margin of 13.6%, up from 13.2% in 2005.

- Savings delivered ahead of plan, but commodity costs higher than expected. Further increase in advertising and promotions.

- Net profit from continuing operations up 10%. Net profit from total operations up by 26% including a profit of EUR1.2 billion from the sale of European frozen foods businesses in the fourth quarter.

-  Strong ungeared free cash flow of EUR4.2 billion.

- Proposed final dividend of EUR0.47 per NV ordinary share and 32.04p per PLC ordinary share, raising the total regular dividend per share by 6% for both NV and PLC. Additional 'one-off' dividend of EUR750 million paid in the fourth quarter as previously announced.

Fourth Quarter Financials

-  Underlying sales growth of 3.4% against a strong comparator.

- Operating margin of 10.9%, after charging EUR469 million of restructuring costs, partly offset by one-time gains of EUR266 million from changes in pension plans and healthcare plans. High investment in market research and development in support of another strong innovation programme for 2007.

Operational Highlights of the Year

- Focus on personal care, developing and emerging markets, and Vitality delivering strong growth and share gains in priority areas.

-  Growth in Europe of 1%.

-  Market competitiveness restored - market shares stable in aggregate.

- Change programme delivering tangible results - better execution in customer management and marketing; good progress in the move to 'One Unilever' around the world; faster roll-out of high impact innovations; research and development capabilities being enhanced.


GROUP CHIEF EXECUTIVE COMMENT

The improved performance in 2006 shows that the wide-ranging changes made to the business over the last two years are working. I am particularly pleased that this improvement is broad-based, with every region and category contributing. The new organisation and the implementation of 'One Unilever' are improving Unilever's operational effectiveness; bringing faster decision making, better local execution and enabling us to allocate resources more effectively across our portfolio.

The work we have done in setting clear priorities and implementing change has made Unilever a stronger business, able to build on its local strengths and better exploit the power of being global. However, there is much more to be done and there are many exciting opportunities ahead of us.

In 2007 we will continue to focus on our growth priorities in order to build sustainable advantage for our portfolio and a structural improvement in our growth rate in the long term; and we intend to go further, faster and deeper in our drive to improve margins.

I am confident that we are well on track to achieve our long-term targets.


2007 Outlook

We expect the business and competitive environment in 2007 to be broadly unchanged, with consumer demand remaining modest in Europe but robust elsewhere. Prospects for home and personal care input costs are more favourable than in 2006 but there has been no let-up in the rise of foods commodity prices.

Against this background, and with a strong innovation programme, we expect to deliver underlying sales growth in 2007 within our 3-5% longer term target range. Savings programmes are expected to drive an improvement in operating margin to over 13.6%, after charging restructuring costs of 0.5 to 1 percent of sales.

Strategy and long term financial targets

At the heart of Unilever's strategy is a concentration of resources on areas where we have leading positions and on high growth spaces, especially in personal care, in developing and emerging markets and in Vitality. While the focus is on developing the business organically, acquisitions and disposals also have a role to play in accelerating the portfolio development.

To execute this strategy the business has been reorganised to simplify the management structure and to improve capabilities in marketing, customer management and research and development. The result is better allocation of resources, better execution, faster decision-making and greater focus on efficiency. The new organisation, augmented by the successful 'One Unilever' project, allows us to leverage our scale both globally and locally.

Unilever's long term ambition is to achieve top-third total shareholder return and our targets reflect this. Over the period 2005 - 2010 we target ungeared free cash flow of EUR25-30 billion. Disposals made in the past two years, with no significant acquisitions to date, have reduced the cash generation over the period by just over EUR1 billion. Return on invested capital is targeted to increase over the 2004 base of 11%. We expect underlying sales growth of 3-5% and an operating margin in excess of 15% by 2010 after a normal level of restructuring of 0.5 to 1 percent of sales. We are lowering our longer term guidance for the tax rate from around 28% to around 26%.

Patrick Cescau, Group Chief Executive                8 February 2007

ENQUIRIES

Media: Contacts                                 Investors:  Investor Relations team
UK +44 20 7822 6805 tim.johns@unilever.com      UK +44 20 7822 6830  investor.relations@unilever.com
NL +31 10 217 4844                              US +1 201 894 2615 investor.relations-NewYork@unilever.com
tanno.massar@unilever.com

There will be a web cast of the results presentation available at: www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp



                      UNILEVER FOURTH QUARTER AND ANNUAL
                               RESULTS 2006:
                           PRELIMINARY STATEMENT

In the following commentary we report underlying sales growth (USG) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow. Further information about these measures is available on our website at www.unilever.com/ourcompany/investorcentre.

1.   SUMMARY OF BUSINESS PERFORMANCE FOR THE YEAR

Underlying sales grew by 3.8% in the year and by 3.4% in the fourth quarter against a strong comparator. Each quarter of the year has seen growth in the 3-5% range, in line with our markets and with market shares broadly maintained in each region. Most of the growth continues to come from volume increases, but the year saw a return to positive pricing (+0.9%).

Our business in Europe returned to growth of 1% in 2006. We are now more competitive and have also benefited from a modest pick-up in consumer demand. There were encouraging improvements in the UK and Germany. The Netherlands grew well, but France remains a difficult market for us.

The Americas grew by 3.7%. Sales in the US were ahead by 2.4% with good progress in hair care and deodorants, but lower sales in laundry and ice cream. Our businesses in South America grew strongly, but Mexico was disappointing.

Asia Africa continues to be a major driver of Unilever's growth across both foods and home and personal care with sales up 7.7% in the year. Almost all countries contributed, with very strong performances from China, India and Indonesia.

Savings programmes delivered slightly ahead of plan, but significantly higher costs held back profitability. Commodity costs rose more sharply than expected and were up by over EUR600 million in the year. Productivity savings and a return to positive pricing ensured gross margins were maintained at last year's levels, although this was below our expectations.

Overhead costs were broadly in line with our plans for the year. The move to a single operating company in each market, under the 'One Unilever' programme, is bringing simpler, lower-cost, structures. However, savings from the programme in the year were offset by cost inflation, especially in Asia Africa and planned investments in infrastructure. Substantial further savings opportunities have been identified and as we go forward we expect to see overheads fall as a percentage of turnover.

Investment in advertising and promotions was increased by nearly EUR300 million, mainly in advertising, and was carefully focused behind our priorities for growth.

There were significant one-time gains reflecting changes in pension plans and healthcare plans in the fourth quarter. These were offset by additional restructuring, largely in order to move quickly to eliminate overheads in Europe following the frozen foods disposal.

The sale of European frozen foods businesses was completed in the quarter with a net profit of EUR1.2 billion.

2.   FINANCIAL COMMENTARY

2.1   Turnover

Turnover increased by 3.2% in the year. This included 3.8% of underlying sales growth and 0.3% from favourable currency movements, with disposals accounting for the difference.

In the fourth quarter, turnover was lower by 0.3%. Underlying sales grew by 3.4%, while currency effects, particularly the weakening of the US dollar, reduced turnover by 3.0%, again with disposals accounting for the difference.

2.2   Operating profit

Full Year

Operating profit increased by 7% in the year.

The operating margin for the year was 13.6%, up by 0.4 percentage points on 2005. This was after charging restructuring, disposals and impairment costs equivalent to 1.3 percentage points of sales (compared with 1.5 percentage points last year). It also included EUR266 million of one-off gains from changes to US healthcare and UK pensions plans in the fourth quarter, equivalent to 0.7 percentage points of sales. Before these items, and the profit on the US office sale in the second quarter of 2005, the operating margin would have been 0.3 percentage points lower than last year.

Gross margins have been held steady through the year, with supply chain savings programmes, pricing action and a positive mix fully offsetting around EUR600 million of higher input costs.

Investment in advertising and promotions increased by nearly EUR300 million, from 12.8% to 13.1% of sales.

Fourth Quarter

Operating profit increased by 5% in the fourth quarter.

The operating margin was 10.9%, with a high charge for restructuring, disposals and impairments, equivalent to 4.4 percent of sales, offset by the gains on healthcare and pension plans equivalent to 2.7 percent of sales. Before these items the operating margin would have been 0.1 percentage point higher than last year.

Advertising and promotion was 0.5 percentage points lower in the fourth quarter than last year, reflecting the planned different phasing this year. Market research and development costs were again high in the fourth quarter, in support of another strong innovation programme for 2007.

2.3   Finance costs and tax

Costs of financing net borrowings were 17% lower for the year than in 2005, benefiting from a lower overall level of net debt.

Pensions financing, which was a net expense of EUR53 million in 2005, showed a net income of EUR41 million in 2006, reflecting an improved asset base.

As already announced, in the third quarter we took a provision of EUR300 million relating to preference shares, and this is included in financing costs.

The tax rate for the year was 24%, compared with 26% last year, and including the benefits of a better country mix. The fourth quarter rate was unusually low at 14% and included a substantial benefit from higher tax deductibility on the provision taken in the third quarter in relation to preference shares. We expect a rate of around 24% again in 2007 and are lowering our longer term guidance from around 28% to around 26%.

2.4   Joint Ventures and Associates

Share of net profit from joint ventures was ahead of last year due to continued growth in the partnerships between Lipton and Pepsi for ready-to-drink tea.

Share of net profit from associates included a profit from a placement of equity by one of our venture capital fund investments in the fourth quarter.

2.5   Net profit and Earnings per share

For the full year, net profit from continuing operations grew by 10% and EPS on the same basis was up by 11%.

In the fourth quarter, net profit and EPS from continuing operations increased by 30% and 31% respectively helped by the low tax rate in the quarter.

Net profit including discontinued operations increased by 26% in the year, with a net profit of EUR1 170 million on the sale of frozen foods businesses in the fourth quarter. EPS on this basis increased by 27% for the year.

2.6   Dividends and share buy-backs

The 2006 interim dividend was paid on 4 December 2006 at EUR0.23 per share for NV and 15.62p for PLC. In addition a one-off dividend of EUR750 million was paid at the same time. The Boards will recommend to the Annual General Meetings final dividends of EUR0.47 per ordinary share of Unilever N.V. and 32.04p per ordinary share of Unilever PLC. This will bring the total regular dividend, excluding the additional one-off payment, to EUR0.70 per share for NV and 47.66p for PLC, an increase of 6% in each case.

We are planning to buy back EUR1.5 billion of shares in 2007.

2.7   Cash flow

Cash from operating activities was EUR0.3 billion lower than in 2005 due to significantly higher contributions to pension schemes. There was a further improvement in the level of working capital, with a reduction of EUR0.1 billion, in addition to a EUR0.2 billion reduction last year.

Income tax paid was substantially lower through a combination of tax relief on the higher pension contributions, structural improvements in the tax rate and timing differences. As a result, net cash flow from operating activities was EUR0.2 billion higher than last year.

Net capital expenditure was EUR0.1 billion higher than a year ago as investment was stepped up behind growth priorities.

Ungeared Free Cash Flow increased by EUR0.2 billion to EUR4.2 billion.

Net debt reduced from EUR10.5 billion at the start of the year, to EUR7.5 billion at the end of the year. This was driven by the combination of cash generated by the business, proceeds of disposals (particularly of frozen foods businesses in the fourth quarter), and the effect of the weaker US dollar.

2.8   Return on Invested Capital

Return on invested capital increased from 12.5% in 2005 to 14.6% in 2006. Both years included significant profits on disposals of discontinued operations. Excluding these, the return on invested capital increased from 11.3% to 11.5%.

2.9   Balance sheet

The two most significant changes to the shape of the balance sheet are the reduction in net funding deficit on pensions and post retirement healthcare schemes, and the reduction in net debt.

Improvements in asset yields and increased contributions have caused pension assets for funded schemes in surplus to rise by EUR0.7 billion. Net pensions and post retirement liabilities have declined by EUR1.8 billion mainly due to the combination of increases in discount rates and changes to scheme benefits, offset by higher life expectancies. There have been consequent movements in deferred tax balances.

Cash generated by the business and from the sale of the frozen foods business has funded an additional one-off dividend of EUR0.75 billion in December and a reduction in net borrowings.

For most other items, changes in translation rates had a greater impact than underlying movements. Most notably, goodwill and intangible assets were reduced by EUR0.8 billion largely due to exchange rates.

2.10    Pensions and healthcare plans

The overall funding shortfall before tax has significantly reduced from EUR5.6 billion at the end of 2005 to EUR3.1 billion at the end of 2006. Within this, there is now an aggregate surplus of EUR0.3 billion on our funded plans, reflecting a combination of strong equity returns, increased contributions and higher real interest rates, partly offset by increased life expectancy assumptions. The value of our unfunded obligations has reduced from EUR4.2 billion to EUR3.4 billion due to the rise in interest rates, favourable exchange rate movements and changes to various retiree medical benefits.

We made a number of changes in 2006. In particular, in the US retiree healthcare plan we introduced an annual cap on the benefits which each participant can claim. In the UK we updated assumptions on pension commutations and now reduce some deferred pensions if they are taken early, to align with market practice.

3.   OPERATIONAL REVIEW

3.1 Full Year Performance - Europe


                 Fourth Quarter 2006                                                Full Year 2006
      2006       2005          %            %                             2006       2005          %            %
                          change   Underlying                                                 change   Underlying
                                 sales growth                                                        sales growth
     3 615      3 618      (0.1)          0.1 Turnover (EUR million)    15 000     14 940        0.4          1.0

       5.3        4.4                         Operating Margin (%)        12.7       13.8
                                              Includes:
      (7.3)      (3.7)                        - RDIs*                     (2.2)      (0.9)
       3.3                                    - Gain on UK Pensions        0.8

*  Restructuring, business disposals and impairments.

Growth

Much work has been done to make our business in Europe more competitive. There has been a single-minded drive to improve the value we offer to consumers and stronger innovation, more targeted at the core of our portfolio. At the same time, the implementation of 'One Unilever', the building of capabilities and changes in leadership are resulting in better execution.

These changes, together with improved consumer demand, returned the region to modest growth. Underlying sales grew by 1% in the year, entirely from volume, and by 0.1% in the fourth quarter, against a relatively strong comparator. Market shares were broadly stable, with gains in ice cream, soups, deodorants and body-care but losses in laundry, hair care and tea.

The UK, our largest European business, returned to growth in the year, with good results across most foods and personal care categories. Laundry sales declined but there were promising signs of progress in recent market shares with Persil regaining its position as the country's leading laundry brand.

The Netherlands had a strong year as it benefited from going to market as a single company being a pioneer of the 'One Unilever' programme. Highlights were rapid growth for Lipton, Dove, Rexona and Axe. France remained a difficult market for us and sales were lower in spreads, laundry and hair care. New management is in place and there was an improvement in the second half year. Sales in Germany held up better in 2006, and there was good growth in personal care, but some turnover in Lipton ice tea was lost following changes in rules for bottle returns.

Central and Eastern Europe continued to do well, driven by double-digit growth in Russia.

Innovation

Our 2006 innovation programme in foods has seen our brands embrace Vitality across all categories, with new products designed to deliver the health benefits that our consumers are seeking. Rama/BlueBand Idea!, a spread with added nutrients that are beneficial to children's mental development, was launched in nine countries. The AdeS brand of healthy soya-based drinks has been brought from Latin America to the UK as AdeZ. A range of Knorr bouillon cubes with selected natural ingredients and a better, richer taste has been rolled out across the region and Vie 'one shot' fruit and vegetable drinks are now available in ten countries. Meanwhile, the global 'Choices' programme is being rolled out. The front-of-pack logo helps people identify products which meet international benchmarks for trans fat, saturated fat, salt and sugar content.

Product launches in home and personal care with clear functional or emotional benefits are being rolled out rapidly across the region. A range of new Dove launches in several categories in 2006 included 'Summer Glow', a light moisturising body lotion with a unique combination of special Dove moisturisers and a hint of self tan. In household care, Domestos 5X with C-TAC kills germs on first contact and continues to do so even after flushes, while the power of Cif has been applied to a series of power sprays.

Profitability

The operating margin, at 12.7%, was 1.1 percentage point lower than a year ago, with higher net costs for restructuring, disposals and impairments, and a one-time gain of EUR120 million in the fourth quarter of 2006 from changes to the UK pensions plan. Before these items, the operating margin would have been
0.6 percentage points lower than in 2005. Margins in foods were lower than in 2005 as we absorbed significant increases in commodity costs which were only partly compensated by savings programmes.

3.2 Full Year Performance - The Americas


             Fourth Quarter 2006                                                   Full Year 2006
      2006       2005          %            %                             2006       2005          %            %
                          change   Underlying                                                 change   Underlying
                                 sales growth                                                        sales growth
     3 448      3 521      (2.1)          4.3 Turnover (EUR million)    13 779     13 179        4.6          3.7

      16.7       16.7                         Operating Margin (%)        15.8       13.0
                                              Includes:
      (3.4)      (1.6)                        - RDIs*                     (1.0)      (3.4)
       4.2                                    - US Healthcare gain         1.0

*  Restructuring, business disposals and impairments.

Growth

Underlying sales growth accelerated progressively through the quarters, with 3.7% for the year, and a healthy balance of volume and price.

Overall, we have maintained share in the US in markets which are growing at around 3%. Underlying sales growth in the US was 2.4%, additionally reflecting trade de-stocking in personal care in the first half of the year and in ice cream in the second half. Degree, Dove and Axe, our three main deodorants brands, all gained share, while the launch of Sunsilk drove growth in hair care. In laundry we initiated the move to concentrated liquids, but have lost further share in conventional detergents.

Bertolli frozen meals and Slim Fast gained share in the US as did Lipton ready-to-drink tea, in our joint venture with Pepsi. Our share for the year as a whole was also up in ice cream, but sales were down. The category has been heavily promoted in recent years but in 2006 the level of promotional intensity reduced. As a result, the trade bought less as they used up stocks.

Brazil picked up well after a slow start with very good innovation-driven performances in hair, deodorants and laundry, with Omo shares at their highest level for many years. Sales in Mexico were lower for the year, affected by a combination of a decline in the traditional retail trade and local low priced competition. In addition there were several operational issues which have been addressed and the business returned to growth in the fourth quarter. Elsewhere there was good growth in Argentina, Central America and Venezuela. Taken together, sales in Latin America were ahead by 5.8% with home and personal care continuing to do well but more modest growth in foods in the face of tough local competition.

Innovation

Products introduced in the year in the US included Wishbone salad 'spritzers', with one calorie per spray, further development of the Bertolli premium frozen meal range, and Lipton pyramid tea bags. Across the region, new Knorr soups and bouillons cater for local flavour and tastes and the highly successful AdeS nutritional drink has been extended with a 'light' variant, new fruit flavours and the launch of Soymilk in Brazil and Mexico.

We have strengthened our hair portfolio in the US with the launch of Sunsilk. This followed improvements to both the Suave and Dove hair care lines and the sale of the Aquanet and Finesse brands. After a good response to all Small & Mighty concentrated liquid detergents, we have applied the same technology to fabric conditioners to create Snuggle Exhilarations, a three-times more concentrated premium sub-range delivering superior fragrance. In Brazil, the Omo laundry brand has been further strengthened with a new top performance product and 'baby' and 'foam control' variants.

Profitability

The operating margin, at 15.8%, was 2.8 percentage points higher than a year ago, with lower costs for restructuring, disposals and impairments, and a one-time benefit in the fourth quarter of 2006 of EUR146 million from changes to US healthcare plans. In 2005 there was a gain on the sale of an office in the second quarter. Before these items the operating margin would have been 0.3 percentage points lower than last year. Innovation-driven mix, pricing and productivity offset higher commodity costs. Advertising and promotions was increased behind key launches.

3.3 Full Year Performance - Asia Africa

             Fourth Quarter 2006                                                   Full Year 2006
      2006       2005          %            %                             2006       2005          %            %
                          change   Underlying                                                 change   Underlying
                                 sales growth                                                        sales growth
     2 664      2 618        1.8          7.0 Turnover (EUR million)    10 863     10 282        5.7          7.7

      11.1       10.2                         Operating Margin (%)        12.2       12.6
                                              Includes:
      (1.6)      (0.3)                        - RDIs*                     (0.3)         -

*  Restructuring, business disposals and impairments.


Growth

Markets remained buoyant in most of the key countries, though there was a slow-down in consumer spending in Thailand during the year.

Underlying sales growth of 7.7% was broadly based and our aggregate market shares remained stable.

India grew well across all major categories. A mix of global, regional and local brands are driving growth, notably Wheel and Surf Excel in laundry and Clinic in hair care. A second year of excellent growth in China stemmed from a combination of market growth, better distribution and innovations behind global brands such as Omo, Lux, Ponds, and the local toothpaste brand, Zhonghua.

Indonesia sustained good momentum, not only in the large home and personal care categories, but also in foods, through strong performances in ice cream and savoury. Thailand had a disappointing year through weak demand and intense competition, and a major programme of activities is under way to correct this.

There was a much improved performance in Australia with share gains in a number of categories. In Japan, the hair care market has seen another major brand launched by competition. Against this, Lux Super Rich, the leading brand, performed well, but Dove and mod's, our other two brands, lost share.

Savoury, ice cream, laundry and household care were the main drivers of strong growth in Turkey, while sales in Arabia were well ahead in every category.

In South Africa, aggressive price promotions by a local competitor have reduced our sales in laundry, but there was strong growth and share gains in foods categories.

Innovation

Innovation is increasingly being driven globally and regionally, rather than locally. The new Sunsilk range has been introduced in most major markets and in laundry the 'Dirt is Good' positioning is now in place across the region.
Pond's age miracle cream, incorporating unique technology and designed specifically for the needs of Asian skin has been launched in the Philippines, Indonesia, Thailand and China. Meanwhile the latest global Axe/Lynx fragrance, 'Click' has been introduced in Australia and New Zealand.

As in the rest of the world, the foods innovation programme picked up the Vitality theme. Moo, a delicious vanilla and chocolate ice cream, with its high calcium content and fun packaging and shape, is both a wholesome and appealing option for kids. Healthy green tea innovations are being rolled out extensively, while in South Africa, Rama magarine now communicates the healthy oils in the product. At the same time, addressing the needs of lower income consumers, low-unit priced Knorr bouillon cubes, already successful in Latin America, were introduced to the region.

Profitability

The operating margin at 12.2% was 0.4 percentage points lower than a year ago. Before the impact of restructuring, disposals and impairments, the operating margin would have been in line with last year. The benefits to margin of strong volume growth and savings programmes were fully offset by higher commodity costs and other cost inflation which could not be fully recovered in pricing.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONDENSED FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)


           Fourth Quarter                         EUR million                              Full Year
2006      2005          Increase/                                            2006      2005          Increase/
                       (Decrease)                                                                   (Decrease)
                    Current  Constant                                                            Current  Constant
                    rates    rates                                                               rates    rates

                                      Continuing operations:

9 727     9 757      0%        3%       Turnover                              39 642    38 401    3%       3%

1 062     1 012      5%       10%      Operating profit                        5 408     5 074    7%       6%
                                      After (charging)/crediting:
 (469)     (198)                         Restructuring                          (704)     (328)
   45        (4)                         Business disposals and impairments      196      (249)
                                         Gains on US healthcare and UK
  266         -                          pensions                                266         -

  (83)     (152)                      Net finance costs                         (721)     (613)
   27         7                          Finance income                          128       129
 (117)     (146)                         Finance costs                          (590)     (689)
    -         -                          Preference shares provision            (300)        -
    7       (13)                         Pensions and similar obligations         41       (53)
                                         Share in net profit/(loss) of joint
   27        15                          ventures                                 78        47
                                         Share in net profit/(loss) of
   32       (19)                         associates                               36       (25)
    4         9                       Other income from non-current               30        33
                                      investments

1 042       865     20%       25%     Profit before taxation                   4 831     4 516    7%       7%

 (144)     (176)                      Taxation                                (1 146)   (1 181)

  898       689     30%       35%     Net profit from continuing operations    3 685     3 335   10%      10%

1 202        47                       Net profit/(loss) from discontinued      1 330       640
                                      operations

2 100       736    185%      195%     Net profit for the period                5 015     3 975   26%      26%

                                      Attributable to:
   68        52                           Minority interests                     270       209
2 032       684    197%      206%        Shareholders' equity                  4 745     3 766   26%      26%

                                      Combined earnings per share
 0.29      0.22     31%       35%        Continuing operations (Euros)          1.19      1.07   11%      10%
 0.28      0.21     30%       34%        Continuing operations - diluted        1.15      1.04   11%      10%
                                         (Euros)

 0.42      0.01                            Discontinued operations (Euros)      0.46      0.22
 0.41      0.02                            Discontinued operations - diluted    0.45      0.21
                                         (Euros)

 0.71      0.23    196%      206%        Total operations (Euros)               1.65      1.29   27%      27%
 0.69      0.23    196%      205%        Total operations - diluted (Euros)     1.60      1.25   27%      27%



STATEMENT OF RECOGNISED INCOME AND EXPENSE


(unaudited)
EUR million                                                                               Full Year
                                                                                       2006         2005
Fair value gains/(losses) on financial instruments net of tax                          (758)         346
Actuarial gains/(losses) on pension schemes net of tax                                  853          (49)
Currency retranslation gains/(losses) net of tax                                        444          181

Net income/(expense) recognised directly in equity                                      539          478

Net profit for the period                                                             5 015        3 975

Total recognised income and expense for the period                                    5 554        4 453

Attributable to:
   Minority interests                                                                   242          249
   Shareholders' equity                                                               5 312        4 204


MOVEMENTS IN EQUITY
(unaudited)
EUR million                                                                                Full Year
                                                                                        2006         2005

Equity at 1 January                                                                    8 765        6 515
Total recognised income and expense for the period                                     5 554        4 453
Dividends                                                                             (2 684)      (1 867)
Conversion of preference shares                                                            -          930
Movements in treasury stock                                                              118       (1 262)
Share-based payment credit                                                               111          186
Dividends paid to minority shareholders                                                 (184)        (217)
Currency retranslation gains/(losses) net of tax                                          (6)          13
Other movements in equity                                                                 (2)          14
Equity at the end of the period                                                       11 672        8 765


BALANCE SHEET
(unaudited)
EUR million                                                                            As at        As at
                                                                                 31 December  31 December
                                                                                        2006         2005

Non-current assets
Goodwill and intangible assets                                                        17 206       18 055
Property, plant and equipment                                                          6 276        6 492
Pension asset for funded schemes in surplus                                            1 697        1 036
Deferred tax assets                                                                    1 266        1 703
Other non-current assets                                                               1 126        1 072
Total non-current assets                                                              27 571       28 358

Current assets
Inventories                                                                            3 796        4 107
Trade and other current receivables                                                    4 290        4 830
Current tax assets                                                                       125          124
Other financial assets                                                                   237          335
Cash and cash equivalents                                                              1 039        1 529
Non-current assets held for sale                                                          14          217
Total current assets                                                                   9 501       11 142

Current liabilities
Borrowings due within one year                                                        (4 362)      (5 942)
Trade payables and other current liabilities                                          (7 934)      (8 228)
Current tax liabilities                                                                 (579)        (554)
Provisions                                                                            (1 009)        (644)
Liabilities associated with non-current assets held for sale                               -          (26)
Total current liabilities                                                            (13 884)     (15 394)
Net current assets/(liabilities)                                                      (4 383)      (4 252)
Total assets less current liabilities                                                 23 188       24 106

Non-current liabilities
Borrowings due after one year                                                          4 239        6 457
Pensions and post-retirement healthcare benefits liabilities:
     Funded schemes in deficit                                                         1 379        2 415
     Unfunded schemes                                                                  3 398        4 202
Provisions                                                                               826          732
Deferred tax liabilities                                                               1 003          933
Other non-current liabilities                                                            671          602
Total non-current liabilities                                                         11 516       15 341

Equity
Shareholders' equity                                                                  11 230        8 361
Minority interests                                                                       442          404
Total equity                                                                          11 672        8 765
Total capital employed                                                                23 188       24 106


CASH FLOW STATEMENT
(unaudited)
EUR million                                                                                 Full Year
                                                                                        2006         2005
Operating activities
Cash flow from operating activities                                                    5 574        5 924
Income tax paid                                                                       (1 063)      (1 571)
Net cash flow from operating activities                                                4 511        4 353

Investing activities
Interest received                                                                        125          130
Net capital expenditure                                                                 (934)        (813)
Acquisitions and disposals                                                             1 777          784
Other investing activities                                                               187          414
Net cash flow from/(used in) investing activities                                      1 155          515

Financing activities
Dividends paid on ordinary share capital                                              (2 602)      (1 804)
Interest and preference dividends paid                                                  (605)        (643)
Change in borrowings and finance leases                                               (3 281)        (880)
Movement on treasury stock                                                                98       (1 276)
Other financing activities                                                              (182)        (218)
Net cash flow from/(used in) financing activities                                     (6 572)      (4 821)

Net increase/(decrease) in cash and cash equivalents                                    (906)          47

Cash and cash equivalents at the beginning of the year                                 1 265        1 406

Effect of foreign exchange rate changes                                                  351         (188)

Cash and cash equivalents at the end of period                                           710        1 265


RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES
(unaudited)
EUR million                                                                                 Full Year
                                                                                        2006         2005
Net profit                                                                             5 015        3 975
Taxation                                                                               1 332        1 301
Share of net profit of joint ventures/associates and other income from non-current      (145)         (55)
investments
Net finance costs                                                                        725          618
Depreciation, amortisation and impairment                                                982        1 274
Changes in working capital                                                                87          193
Pensions and similar provisions less payments                                         (1 038)        (532)
Restructuring and other provisions less payments                                         107         (230)
Elimination of (profits)/losses on disposals                                          (1 620)        (789)
Non-cash charge for share-based compensation                                             120          192
Other adjustments                                                                          9          (23)
Cash flow from operating activities                                                    5 574        5 924


ANALYSIS OF NET DEBT
(unaudited)
EUR million                                                                            As at        As at
                                                                                 31 December  31 December
                                                                                        2006         2005

Total borrowings                                                                      (8 601)     (12 399)
Borrowings due within one year                                                        (4 362)      (5 942)
Borrowings due after one year                                                         (4 239)      (6 457)
Cash and cash equivalents as per balance sheet                                         1 039        1 529
Cash and cash equivalents as per cash flow statement                                     710        1 265
Add bank overdrafts deducted therein                                                     329          265
Less cash and cash equivalents in assets/liabilities held for sale                         -           (1)
Other financial assets                                                                   237          335
Derivatives and finance leases included in other receivables and other liabilities      (198)          33
Net debt                                                                              (7 523)     (10 502)


GEOGRAPHICAL ANALYSIS
(unaudited)


Continuing operations - Fourth Quarter
EUR million                                      Europe      Americas   Asia Africa         Total
Turnover
   2005                                           3 618         3 521         2 618         9 757
   2006                                           3 615         3 448         2 664         9 727
Change                                           (0.1)%        (2.1)%          1.8%        (0.3)%
Impact of:
   Exchange rates                                  0.5%        (5.4)%        (4.5)%        (3.0)%
   Acquisitions                                    0.3%          0.1%          0.0%          0.1%
   Disposals                                     (0.9)%        (0.8)%        (0.4)%        (0.7)%
Underlying sales growth                            0.1%          4.3%          7.0%          3.4%
   Price                                           0.1%          1.3%          2.4%          1.2%
   Volume                                          0.0%          2.9%          4.5%          2.2%

Operating profit
   2005                                             158           587           267         1 012
   2006                                             191           575           296         1 062
Change current rates                              20.6%        (1.9)%         11.0%          5.0%
Change constant rates                             19.6%          3.0%         17.7%          9.6%

Operating margin
   2005                                            4.4%         16.7%         10.2%         10.4%
   2006                                            5.3%         16.7%         11.1%         10.9%
Includes restructuring, business disposals and
impairments, and Q4 2006 gains on UK pensions and
US healthcare plans
   2005                                          (3.7)%        (1.6)%        (0.3)%        (2.0)%
   2006                                          (4.0)%          0.8%        (1.6)%        (1.6)%


Continuing operations - Full Year
EUR million                                      Europe      Americas   Asia Africa         Total

Turnover
   2005                                          14 940        13 179        10 282        38 401
   2006                                          15 000        13 779        10 863        39 642
Change                                             0.4%          4.6%          5.7%          3.2%
Impact of:
   Exchange rates                                  0.2%          1.4%        (1.1)%          0.3%
   Acquisitions                                    0.1%          0.1%          0.0%          0.1%
   Disposals                                     (0.9)%        (0.7)%        (0.8)%        (0.8)%
Underlying sales growth                            1.0%          3.7%          7.7%          3.8%
   Price                                         (0.1)%          1.4%          1.8%          0.9%
   Volume                                          1.1%          2.3%          5.8%          2.8%

Operating profit
   2005                                           2 064         1 719         1 291         5 074
   2006                                           1 903         2 178         1 327         5 408
Change current rates                             (7.7)%         26.7%          2.8%          6.6%
Change constant rates                            (7.9)%         25.0%          4.0%          6.3%

Operating margin
   2005                                           13.8%         13.0%         12.6%         13.2%
   2006                                           12.7%         15.8%         12.2%         13.6%
Includes restructuring, business disposals and
impairments, and Q4 2006 gains on UK pensions and
US healthcare plans
   2005                                          (0.9)%        (3.4)%          0.0%        (1.5)%
   2006                                          (1.4)%          0.0%        (0.3)%        (0.6)%

Operating profit of discontinued operations - Full Year
EUR million                                     Europe        Americas      Asia Africa   Total

   2005                                           228           20            -             248
   2006                                           170           -             -             170


PRODUCT AREA ANALYSIS
(unaudited)

Continuing operations - Fourth Quarter


EUR million              Savoury,    Ice cream        Foods    Personal   Home care    Home and       Total
                        dressings          and                     care         and    Personal
                      and spreads    beverages                                other        Care

Turnover
   2005                     3 732        1 461        5 193       2 752       1 812       4 564       9 757
   2006                     3 709        1 416        5 125       2 786       1 816       4 602       9 727
Change                     (0.7)%       (3.0)%       (1.3)%        1.2%        0.2%        0.8%      (0.3)%
Impact of:
   Exchange rates          (2.2)%       (4.2)%       (2.8)%      (3.6)%      (2.9)%      (3.3)%      (3.0)%
   Acquisitions              0.1%         0.2%         0.1%        0.2%        0.0%        0.2%        0.1%
   Disposals               (0.7)%       (0.8)%       (0.7)%      (1.0)%      (0.5)%      (0.8)%      (0.7)%
Underlying sales growth      2.2%         1.9%         2.1%        5.8%        3.7%        4.9%        3.4%

Operating profit
   2005                       438           20          458         447         107         554       1 012
   2006                       499          (37)         462         471         129         600       1 062
Change current rates        14.0%      (283.5)%        1.2%        5.2%       20.5%        8.2%        5.0%
Change constant rates       17.6%      (278.6)%        5.3%        9.4%       28.6%       13.1%        9.6%

Operating margin
   2005                     11.7%          1.4%        8.8%       16.2%        6.0%       12.2%       10.4%
   2006                     13.5%        (2.6)%        9.0%       16.9%        7.0%       13.0%       10.9%


Continuing operations - Full Year

EUR million               Savoury,   Ice cream         Foods    Personal  Home care     Home and       Total
                         dressings         and                      care        and     Personal
                       and spreads   beverages                                other         Care

Turnover
   2005                     13 557       7 332        20 889      10 485      7 027       17 512      38 401
   2006                     13 767       7 578        21 345      11 122      7 175       18 297      39 642
Change                        1.5%        3.4%          2.2%        6.1%       2.1%         4.5%        3.2%
Impact of:
   Exchange rates             0.2%        0.0%          0.1%        0.5%       0.3%         0.4%        0.3%
   Acquisitions               0.0%        0.1%          0.0%        0.1%       0.0%         0.1%        0.1%
   Disposals                (1.2)%      (0.4)%        (0.9)%      (0.9)%     (0.5)%       (0.7)%      (0.8)%
Underlying sales growth       2.6%        3.7%          2.9%        6.3%       2.3%         4.7%        3.8%

Operating profit
   2005                      2 026        609          2 635       1 793        646        2 439       5 074
   2006                      1 993        900          2 893       1 913        602        2 515       5 408
Change current rates        (1.6)%       48.0%          9.8%        6.7%     (6.8)%         3.1%        6.6%
Change constant rates       (1.5)%       48.5%         10.1%        5.6%     (7.4)%         2.2%        6.3%

Operating margin
   2005                      14.9%        8.3%         12.6%       17.1%       9.2%        13.9%       13.2%
   2006                      14.5%       11.9%         13.6%       17.2%       8.4%        13.7%       13.6%


NOTES
(unaudited)

Basis of Preparation

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. These are the same accounting policies as those used for preparation of the Annual Report and Accounts for the year ended 31 December 2005 except that the presentation of secondary segments has been changed following the disposal of the majority of the European frozen foods business and we now present restructuring, business disposals and impairments on the face of the income statement.

The condensed interim financial statements, which comply with IAS 34, are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

Discontinued operations

Following the announcement of the disposal of the majority of our European frozen foods businesses, the results for these businesses have been presented in our income statement as discontinued operations, in line with the requirements of IFRS 5. The amount reported for the year represents the profits and losses arising on these operations during the period to the date of disposal, together with the profit arising on disposal. On 3 November 2006, Unilever completed the sale of these businesses to Permira. Net assets disposed of amounted to EUR314 million; after deducting tax and other adjustments from the gross proceeds of EUR1 725 million, this resulted in a profit after tax of EUR1 170 million.
Discontinued operations for 2005 also include the results of our prestige fragrances business, Unilever Cosmetics International (UCI), up until its disposal in July of that year, together with the profit arising on disposal.

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the year were EUR79 million, EUR1 618 million and EUR(1) million respectively (2005: EUR62 million, EUR621 million and EUR(4) million).

Taxation

The charge for the year to date includes EUR177 million (2005: EUR123 million) relating to United Kingdom taxation.

Issuances and repayments of debt and purchase of own shares

There was a repayment of 5.125% notes during the quarter of US $500 million.

Preference shares provision

On 8 November 2006 Unilever N.V. (NV) announced that it had agreed a settlement with the main parties in the legal dispute over the EUR0.05 (NLG 0.10) cumulative preference shares. The terms of the agreement are that NV will pay an amount of EUR1.38 plus interest of EUR0.16 compensation per preference share held at the beginning of 24 March 2004, the day on which NV announced its intention to convert the preference shares into NV ordinary shares. The settlement includes all former preference shareholders that had initiated the inquiry procedure. On 20 January 2007 NV announced that the settlement offer will be extended to all those other former preference shareholders who held preference shares at the beginning of 24 March 2004. As announced at Q3, we have provided EUR300 million to cover the agreement.

Exchange rate conventions

The income statement on page 10, the statement of recognised income and expense and the movements in equity on page 11 and the cash flow statement on page 13 are translated at average rates for each period.

The balance sheet on page 12 and the analysis of net debt on page 13 are translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.

DIVIDENDS

The dividend information given below, including the comparative amounts for 2005, is expressed in terms of the nominal share values which have applied since 22 May 2006 following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs.

The Boards have resolved to recommend to the Annual General Meetings for NV and PLC, to be held on 15 May 2007 and 16 May 2007 respectively, the declaration of final dividends in respect of 2006 on the Ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalisation Agreement between the two companies:

Unilever N.V.

EUR0.47 per ordinary share* (2005: EUR0.44). Together with the interim dividend already paid, this brings the total of NV's regular interim and final dividends for 2006 to EUR0.70 per ordinary share (2005: EUR0.66). In addition, a one-off dividend of EUR0.26 per ordinary share was paid in December 2006.

*Unilever N.V. ordinary shares and Unilever N.V. depositary receipts for ordinary shares.

Unilever PLC

32.04p per ordinary share (2005: 30.09p). Together with the interim dividend already paid, this brings the total of PLC's regular interim and final dividends for 2006 to 47.66p per ordinary share (2005: 45.13p). In addition, a one-off dividend of 17.66p was paid in December 2006.

The NV final dividend will be paid on 21 June 2007, to shareholders registered at close of business on 21 May 2007, and will go ex-dividend on 17 May 2007.

The PLC final dividend will be paid on 21 June 2007, to shareholders registered at close of business on 25 May 2007, and will go ex-dividend on 23 May 2007.

Dividend on New York shares of NV

US dollar checks for the final dividend on the New York Shares of EUR0.16 nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the euro/dollar European Central Bank rate of exchange on 15 May 2007 will be mailed on 20 June 2007 to holders of record at the close of business on 21 May 2007. If converted at the euro/dollar rate of exchange on 7 February 2007, the NV final dividend would be US $0.6103 per New York share (2005 final dividend: US $0.5613 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2006 of US $0.2934 at the actual euro/dollar conversion rate, already paid, this would result in a total for regular interim and final dividends in respect of 2006 of US $0.9037 per New York Share (2005: US $0.8251 actual payment). In addition, a one-off dividend of US $0.3316 was paid in December 2006.

Dividend on American Depositary Receipts of PLC

US Dollar checks for the final dividend on the American Depositary Receipts in PLC converted at the sterling/dollar rate of exchange current in London on 16 May 2007 will be mailed on 20 June 2007 to holders of record at the close of business on 25 May 2007. If converted at the sterling/dollar rate of exchange on 7 February 2007, the PLC final dividend would be US $0.6317 per American Depositary Receipt in PLC (2005 final dividend: US $0.5583 actual payment). With the interim dividend in respect of 2006 of US $0.2983 at the actual sterling/dollar conversion rate, already paid, this would result in a total for regular interim and final dividends in respect of 2006 of US $0.9300 per American Depositary Receipt in PLC (2005: US $0.8238 actual payment). In addition, a one-off dividend of US $0.3372 was paid in December 2006.

EARNINGS PER SHARE
(unaudited)

Combined earnings per share

The earnings per share information given below, including the comparative amounts for 2005, is expressed in terms of the nominal share values which have applied since 22 May 2006 following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs.

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the EUR0.05 NV preference shares (up to the point of conversion); and (iii) the exercise of share options by employees.

Earnings per share for total operations for the full year


                                                                                             2006         2005

Combined EPS                                                                               Thousands of units
Average number of combined share units                                                  2 883 258    2 912 970

                                                                                              EUR million
Net profit attributable to shareholders' equity                                             4 745        3 766

Combined EPS (Euros)                                                                         1.65         1.29

Combined EPS - Diluted                                                                     Thousands of units
Adjusted average number of combined share units                                         2 972 468    3 006 909

                                                                                              EUR million
Adjusted net profit attributable to shareholders' equity                                    4 745        3 769

Combined EPS - diluted (Euros)                                                               1.60         1.25

Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)                                                                       2.06         1.61
Combined EPS - diluted (Dollars)                                                             2.00         1.56

Combined EPS (Pounds)                                                                        1.12         0.88
Combined EPS - diluted (Pounds)                                                              1.09         0.86


DATES

The results for the first quarter 2007 will be published on 3 May 2007.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010
Internet: www.unilever.com
E-mail: press-office.london@unilever.com

8 February 2007